UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 333-185939

Macau Resources Group Limited
(Translation of registrant’s name into English)

Galaxy Resort Hotel Galaxy Macau Cotai, Macau
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Securities and Exchange Commission filing on EDGAR.

On April 26, 2013, Macau Resources Group Limited (“Macau”) completed its acquisition of Israel Growth Partners Acquisition Corp. (“IGPAC”). The acquisition was made pursuant to a Merger Agreement entered into as of August 28, 2012, among IGPAC, Macau and the shareholders of Macau (the “Shareholders”), as amended by Amendment No. 1 to Merger Agreement dated as of January 8, 2013, among IGPAC, Macau and the Shareholders (as so amended, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, IGPAC merged with and into Macau (the “Merger”). As a result of the Merger, IGPAC ceased to exist and Macau survived as a British Virgin Islands company limited by shares.

At the effective time of the Merger, all outstanding shares of capital stock of IGPAC held by the stockholders of IGPAC were converted into the right to receive 0.05 validly issued, fully paid and non-assessable ordinary shares (the “Ordinary Shares”) of Macau, subject to any adjustments made pursuant to the Merger Agreement, and each of the Class Z Warrants of IGPAC was converted into one substantially equivalent warrant to purchase Ordinary Shares (the “Macau Warrants”), subject to the terms of the Merger Agreement. Following the Merger, the Ordinary Shares and the Macau Warrants will be quoted on the OTC Bulletin Board under the symbols “MRGLF” and “MRGPF,” respectively.

The above description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement (including Amendment No. 1 to Merger Agreement), which are filed as Annex A to Macau’s Form F-4 as filed with the Securities and Exchange Commission on January 9, 2013 and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 2, 2013	Macau Resources Group Limited

	By:	/s/ Chung Long Jin
Chung Long Jin
Chairman